UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )1


                         Touchstone Resources USA, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89154R 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 David Stevenson
                                 43 Addison Road
                         London, United Kingdom W14 8JH
                               011 44 207 808 0233
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                             Receive Notices and Communications)


                                 March 17, 2004
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             (Date of Event which Requires Filing of this Statement)


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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746        PERSONS  WHO RESPOND TO THE COLLECTION OF INFORMATION  CONTAINED
(11-03)         IN  THIS  FORM  ARE  NOT  REQUIRED  TO  RESPOND  UNLESS THE FORM
                DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

CUSIP No.  89154R 10 7

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  David Stevenson

         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)      .....................................................

                  (b)      .....................................................

           3.     SEC Use Only .................................................

           4.     Source of Funds (See Instructions) PF

           5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) ........................................

           6.     Citizenship or Place of Organization Canadian Citizen


Number of Shares        7.     Sole Voting Power:             2,075,000
Beneficially by                                               ---------
Owned by Each
Reporting Person        8.     Shared Voting Power:           1,375,000
With                                                          ---------

                        9.     Sole Dispositive Power:        2,075,000
                                                              ---------

                        10.    Shared Dispositive Power       1,375,000
                                                              ---------

           11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,000
                  ---------

           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

           13.    Percent of Class Represented by Amount in Row (11) 6.9%
                                                                     ----

           14.    Type of Reporting Person (See Instructions) IN
                                                              --

ITEM 1. SECURITY AND ISSUER

           The class of equity security to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Touchstone Resources USA, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the issuer is 111 Presidential Boulevard, Suite 165, Bala Cynwyd, PA 19004.

ITEM 2. IDENTITY AND BACKGROUND

           This statement is being filed by David Stevenson, an individual and a Canadian citizen and sole officer and director of Montex Exploration, Inc. His principal occupation is that of a private investor. His business address is 43 Addison Road, London, United Kingdom W14 8JH.

           During the past five years Mr. Stevenson has not: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Mr. Stevenson acquired 83,000 shares of Common Stock on March 17, 2004 for $113,805. Montex Exploration, Inc. acquired 55,000 shares of Common Stock on March 17, 2004 for $7,750. On March 19, 2004, the Company effected a 25 for 1 forward split of its outstanding shares. As a result of the stock split, Mr. Stevenson owned 2,075,000 shares of Common Stock, or 4.15% of the issued and outstanding Common Stock of the Company, and Montex Exploration, Inc. owned 1,375,000 shares of Common Stock, or 2.75% of the issued and outstanding Common Stock of the Company. As the sole officer and director of Montex Exploration, Inc., Mr. Stevenson may be deemed to be the beneficial owner of the 1,375,000 shares held by Montex Exploration, Inc.

ITEM 4. PURPOSE OF TRANSACTION

           The shares were acquired for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           (a) This filing relates to 3,450,000 post split shares of Common Stock of the Company representing 6.9% of the issued and outstanding shares of Common Stock.

           (b) Mr. Stevenson has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 2,075,000 post split shares of Common Stock acquired by Mr. Stevenson. As the sole officer and director of Montex Exploration, Inc., Mr. Stevenson has the shared power to dispose of the 1,375,000 post split shares of Common Stock acquired by Montex Exploration, Inc.

           (c) Other then the transaction described in Item 3, no other transactions in the Common Stock of the Company has been effected by Mr. Stevenson or Montex Exploration, Inc. during the 60 days preceding the date of the event which requires the filing of this statement.

           (d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.

           (e)        Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           There  are  no  contracts,  arrangements,   understandings  or  other
understandings between Mr. Stevenson or Montex Exploration, Inc. and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 30, 2004

                                                    /s/  David Stevenson
                                                    --------------------
                                                    David Stevenson

           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)